UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NAC Global Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

53630T 301

(CUSIP Number)

Filippo Puglisi

Strecia di Sardi 2, Morcote dTicino,

Switzerland, 6922

41 (79) 3321425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

53630T 301

1.	Names of Reporting Person: Filippo Puglisi I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Italy

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 311,729,678 (1)
	8.	Shared Voting Power: NONE
	9.	Sole Dispositive Power: 311,729,678(1)
	10.	Shared Dispositive Power: NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 311,729,678(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ (No shares are excluded in the numerical or percentage computations herein).
13.	Percent of Class Represented by Amount in Row (11): 26.4%(2) (78.0%(3))
14.	Type of Reporting Person (See Instructions): IN

(1)	Beneficial ownership includes 31,540,000 shares of common stock and 280,189,678 shares of common stock issuable upon exercise of outstanding warrants.

(2)	The percentage is based on a total of 119,412,014 shares of common stock of the Company outstanding as of August 12, 2016 as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016 and does not include shares of common stock issuable upon exercise of outstanding warrants.

(3)	The calculation includes shares of common stock issuable upon exercise of outstanding warrants beneficially owned by the reporting person and assumes no other warrant holders exercise their warrants (if the other holder of the warrants issued on August 12, 2016 exercises its warrants, this percentage would be 36.4%).

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ITEM 1.	SECURITY AND ISSUER

This Schedules 13D relates to the common stock of NAC Global Technologies, Inc. (the “Company” or “Issuer”). The principal executive offices of the Issuer are located at 1800 West Loop South, Suite 1115, Houston, Texas 77027.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

This Statement on 13D is being filed by Filippo Puglisi, a citizen of Italy.

(b)	Residence or Business Address:

The reporting person’s principal residence address is at Strecia di Sardi 2, Morcote dTicino, Switzerland, 6922.

(c)	Present Principal Occupation and Employment:

Chief Financial Officer of NAC Global Technologies, Inc.

(d)	Criminal Convictions:

The reporting persons has not been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

The reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where the reporting person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

Italy.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Share Exchange agreement (the “Exchange Agreement”), dated July 19, 2016, by and among the Company, Swiss Heights Engineering S.A., a Switzerland company (“SHE”), and the shareholders of SHE, including the reporting person, upon the consummation of the transactions contemplated by the Exchange Agreement (the “Share Exchange”), the reporting person transferred to the Company shares of SHE held by him prior to the Share Exchange in exchange for the issuance of 31,540,000 shares of the Company’s common stock and warrants to purchase up to a total of 280,189,678 shares of the Company’s common stock at an exercise price of $0.000001 per share.

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ITEM 4.	PURPOSE OF TRANSACTION

The acquisition of the securities was part of a share exchange transaction that resulted in a change of control of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The reporting person currently owns 31,540,000 shares of the Company’s common stock and warrants to purchase up to a total of 280,189,678 shares of the Company’s common stock, exercisable at any time during the term of the warrant at an exercise price of $0.000001 per share.

Shares beneficially owned by the reporting person account for 26.4% of the Company’s outstanding common stock if shares issuable upon exercise of outstanding warrants are excluded, and 78.0% of the Company’s outstanding common stock if shares issuable upon the exercise of outstanding warrants held by the reporting person are included and no other warrant holders of the Company exercise their warrants (if the other holder of the warrants issued on August 12, 2016 exercises its warrants, this percentage would be 36.4%).

(b)	The reporting person holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of the securities listed under item 5(a).

(c)	Other than the transaction described herein, there has been no other transactions concerning the securities of the Company that were effected by the reporting person during the past sixty (60) days.

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the closing of the Share Exchange (the “Closing”), on August 12, 2016, AM Dream Holding LLC and Filippo M. Puglisi (the “Shareholders”), entered into a lock-up agreement with the Company (the “Seller Lock-Up Agreement”). Pursuant to the Seller Lock-Up Agreement, the Shareholders agreed that until the earlier of August 12, 2017 (the one year anniversary of the Closing) and the date after the Closing on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Company’s shareholders having the right to exchange their equity holdings in the Company for case, securities or other property, the Shareholders would not (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company’s common stock and shares issued upon exercise of the warrants (collectively, the “Restrictive Shares”) held by each of the Shareholders, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Restrictive Shares or (iii) publicly disclose the intention to do any of the foregoing. However, after the six month anniversary of the Closing, the Shareholders are permitted to transfer a number of Restrictive Shares in any day equal to 10% of the average daily volume of the shares of the Company’s common stock during the prior week.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1	Form of Share Exchange Agreement by and among NAC Global Technologies, Inc., Swiss Heights Engineering S.A., and the shareholders of Swiss Heights Engineering S.A., dated July 19, 2016. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on July 25, 2016).

Exhibit 7.2	Seller Lock-Up Agreement, by and among NAC Global Technologies, Inc., AM Dream Holding LLC and Filippo M. Puglisi, dated as of August 12, 2016. (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed on August 18, 2016).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 08/29/2016	/s/ Filippo M. Puglisi
Filippo M. Puglisi

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